Exhibit 21

Zep Inc.

LIST OF SUBSIDIARIES

Subsidiary or Affiliate	State or Other Jurisdiction of Incorporation or Organization

Zep IP Holdings LLC	Georgia

Old ABI, LLC	Delaware

Acuity Specialty Products, Inc.	Georgia
-Acuity Holdings, Inc	Canada
-Acuity Enterprise, Inc.	Delaware
-Zep Europe B.V.	Netherlands
-Zep Belgium S.A.	Belgium
-Zep Italia S.r.l	Italy
-Graham International B.V.	Netherlands
-Zep Benelux B.V.	Netherlands
-Zep Industries B.V.	Netherlands
-Zep Manufacturing B.V.	Netherlands